<u>FORM 6K</u>

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

<u>ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)</u>
(Translation of the Registrant's Name into English   )

<u>#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7</u>
(Address of principal Executive offices)

Attachments:

1.   Interim Financial Statements & Related Documents Period Ending September 30, 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   <u>FORM 40F</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ANGLO SWISS RESOURCES INC.
                                                (Registrant)

Dated: <u>December 1, 2006</u>   BY: *Chris Robbins*

                                                It's   <u>Vice President</u>

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

December 1, 2006

Securities & Exchange Commission **VIA EDGAR**
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
SEC FILE NO. 0-08797
FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per: Chris Robbins
Vice President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Financial Statements
September 30, 2006
(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the nine month period ended September 30, 2006.

Anglo Swiss Resources Inc.

(an exploration stage company)
Balance Sheets (unaudited)
As at September 30, 2006 and December 31, 2005

(expressed in Canadian dollars)

	September 30, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	45,519	603,639
Accounts receivable	22,737	16,758
Prepaid expenses	3,015	1,247
	71,271	621,644
Reclamation bond (note 4)	18,800	18,800
Property, plant and equipment (note 5)	998,902	1,000,130
Mineral properties (note 6)	4,236,471	3,813,003
	5,325,444	5,453,577
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	427,457	468,278
Shareholders' Equity		
Capital stock (note 7)		
Authorized		
500,000,000 common shares without par value		
400,000,000 preferred shares without par value		
Issued		
68,402,688 (2005 - 67,402,688) common shares	13,341,707	13,216,707
Options (note 8)	727,527	373,882
Warrants (note 8)	53,709	53,709
Contributed surplus (note 8)	303,156	303,156
Deficit	(9,528,112)	(8,962,155)
	4,897,987	4,985,299
	5,325,444	5,453,577

Going concern and nature of operations (note 1)

The attached notes form an integral part of the financial statements

Approved by the directors:
"Len Danard", Director   "Chris Robbins", Director

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Loss and Deficit (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

	3 Months Ended September 30, 2006 $	3 Months Ended September 30, 2005 $	9 Months Ended September 30, 2006 $	9 Months Ended September 30, 2005 $
Expenses				
Interest and other income	(582)	(47)	(3,836)	(794)
Administrative	14,079	8,061	34,103	25,346
Consulting fees (note 10(b))	15,000	15,000	45,000	45,000
Depreciation	1,000	1,211	3,150	3,906
Filing fees	-	11,956	27,224	24,336
General exploration	2,629	1,689	6,258	5,849
Interest and service charges	1,300	161	3,749	552
Professional fees	7,391	5,116	31,653	19,203
Shareholders' information	13,358	1,816	44,240	18,518
Stock-based compensation (note 8)	132,216	55,803	353,645	129,035
Transfer agent fees	9,563	1,153	13,559	3,688
Travel and promotion	1,555	1,490	7,212	6,149
Write-down of mineral properties	-	-	-	-
Loss for the period	197,509	103,409	565,957	280,788
Deficit - Beginning of year				
As previously reported	9,330,603	8,657,056	8,962,155	8,479,677
Stock-based compensation (note 3)	-	-	-	-
As restated	9,330,603	8,657,056	8,962,155	8,479,677
Deficit - End of period	9,528,112	8,760,465	9,528,112	8,760,465
Weighted average number of shares outstanding	65,977,400	51,680,346	65,977,400	51,680,346
Basic and diluted loss per share	0.00	0.00	0.01	0.00

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

	3 Months Ended September 30, 2006 $	3 Months Ended September 30, 2005 $	9 Months Ended September 30, 2006 $	9 Months Ended September 30, 2005 $
Cash flows used in operating activities				
Loss for the year	(197,509)	(103,409)	(565,957)	(280,788)
Items not affecting cash				
Depreciation	1,000	1,211	3,150	3,906
Write-down of mineral properties	-	-	-	-
Stock-based compensation	132,216	55,803	353,645	129,035
Changes in non-cash working capital				
Accounts receivable	(2,324)	(1,400)	(5,980)	(5,482)
Prepaid expenses	1,304	(5,686)	(1,768)	(9,424)
Accounts payable and accrued liabilities	22,683	31,500	(40,821)	7,088
	(42,630)	(21,981)	(257,731)	(155,665)
Cash flows from financing activities				
Proceeds from issuance of private placement and options	-	-	-	-
Share issue cost	-	-	-	-
	-	-	-	-
Cash flows used in investing activities				
Mineral property acquisition	(31,411)	30,454	(300,389)	3,170
Mineral property (cost) recoveries	-	-	-	-
	(31,411)	30,454	(300,389)	3,170
Increase in cash and cash equivalents	(74,041)	8,473	(558,120)	(152,495)
Cash and cash equivalents - Beginning of year	119,560	6,767	603,639	167,735
Cash and cash equivalents - End of year	45,519	15,240	45,519	15,240
Supplemental disclosure of non cash Investing and financing activities				
Shares issued for mineral properties	(125,000)	(620,750)	(125,000)	(620,750)
Shares issued for agent issue costs	-	-	-	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

1 Going concern and nature of operations

At September 30, 2006, the company has working capital deficit of ($356,186). As is typical for an exploration stage company, the company has experienced losses in the current and prior periods and there is an accumulated deficit of $9,528,112. The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The company is in the process of exploring its diamond, gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

2 Basis of presentation

The interim financial statements for Anglo Swiss Resources Inc. have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements. These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's financial statements for the year ended December 31, 2005.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

3 Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville			
Balance - December 31, 2005	1,380,736	59,285	1,440,021
Option payment received	-	-	-
Expenditures	-	(2,768)	(2,768)
Balance – September 30, 2006	1,380,736	56,517	1,437,253
Blu Starr			
Balance - December 31, 2005	812,306	544,182	1,356,488
Expenditures	-	3,130	3,130
Balance – September 30, 2006	812,306	547,312	1,359,618
McAllister			
Balance - December 31, 2005	-	2,574	2,574
Expenditures	-	3,077	3,077
Balance – September 30, 2006	-	5,651	5,651
Till Claims			
Balance - December 31, 2005	114,500	-	114,500
Acquisition costs	-	-	-
Balance – September 30, 2006	114,500	-	114,500
New Shoshoni Claims			
Balance - December 31, 2005	69,000	2,350	71,350
Acquisition costs	30,000		30,000
Expenditures		250,135	250,135
Balance – September 30, 2006	99,000	252,485	351,485
PQ Claims			
Balance - December 31, 2005	-	-	-
Acquisition costs	525,000	-	525,000
Balance - September 30, 2006	525,000	-	525,000
Lac de Gras Claims			
Balance - December 31, 2005	270,000	33,069	303,069
Acquisition costs	137,500	-	137,500
Expenditures	-	2,395	2,395
Balance – September 30, 2006	407,500	35,464	442,964
Total mineral properties - December 31, 2005	3,171,542	641,461	3,813,003
Total mineral properties – September 30, 2006	3,339,042	897,429	4,236,471

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2006 and 2005
(expressed in Canadian dollars)

4   Capital stock

Common shares issued and outstanding

	Common shares	Amount $
Balance - December 31, 2005	67,402,688	13,216,707
Capital stock issued		
Shares issued for property	1,000,000	125,000
Shares issued for cash	-	-
Balance – September 30, 2006	68,402,688	13,341,707

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $
Balance - December 31, 2005	373,882	53,709	303,156
Stock based compensation	353,645	-	-
Balance – September 30, 2006	727,527	53,709	303,156

Options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 11,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company's board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company's board of directors, provided that the exercise price is no less than either the average high and low price of the company's common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company's common shares on the day the options are granted.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

4   Capital Stock continued.

Options continued.

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2006	10,475,000	$0.11
Granted	1,025,000	$0.11
Cancelled	(1,000,000)	$0.10
Options outstanding – September 30, 2006	10,500,000	$0.11
Options exercisable – September 30, 2006	5,422,917	$0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2006	**2005**
Expected dividend yield	Nil	nil
Average risk-free interest rate	4.00%	4.00%
Expected life	4 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

Warrants

	Expiry Date	Exercise Price	Amount
Warrants outstanding - January 1, 2006	Dec. 29, 2007	$0.22	1,224,500
Warrants outstanding – September 30, 2006			1,224,500

During the year ended December 31, 2005, the company issued 1,224,500 units in connection with a flow-through private placement. Each unit consists of one non flow-through common share of the company, five flow-through commons shares and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.22 until December 29, 2007. The warrants were estimated to have a fair value of $47,979 which was recorded during 2005 based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

Anglo Swiss Resources Inc.

(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2006 and 2005

(expressed in Canadian dollars)

5   Related party transactions

a)   Included in accounts payable and accrued liabilities is $128,197 (2005 - $153,156) due to directors and organizations controlled by directors, and $139,854 (2005 - $139,854) due to a law firm in which an officer of the company is a partner.

b)   The company incurred consulting fees of $45,000 (2005 - $45,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

6   Subsequent event

Effective October 16, 2006 the Company entered into a two year lease for new corporate offices expiring October 15, 2008. The balance due in 2006 is $2,750; $13,200 in 2007 and $10,450 in 2008.

The new address is: Suite 309 – 837 West Hastings Street, Vancouver, B.C., V6C 3N6. All other contact numbers remain the same.

FORM 51-102F1
ANGLO SWISS RESOURCES INC.
Interim Management's Discussion and Analysis
Nine Month Period Ended September 30, 2006

DATED November 27, 2006

This interim management's discussion and analysis (MD&A) regarding Anglo Swiss Resources Inc. ("Anglo Swiss" or the "Company") is a review of the Company's financial and operating results for the reporting period ending September 30, 2006 and compare with those of the corresponding period of 2005. It is also an update to the Company's annual MD&A for the year ended December 31, 2005 and should be read in conjunction with the audited and un-audited financial statements and the accompanying notes for all relevant periods.

Forward-Looking Information

This quarterly management discussion and analysis ("Quarterly MD&A") contains forward-looking statements and information relating to Anglo Swiss Resources Inc. that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Quarterly MD&A also contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss' exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements are expressed or implied by such forward-looking statements. Important factors are identified in this Quarterly MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company. The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 quoted on the Berlin Exchange in Germany.

Anglo Swiss' current exploration focus has expanded from south-eastern British Columbia as it has recently acquired a majority interest in five distinct properties located in the Northwest Territories of Canada for diamond exploration.
British Columbia Properties

The Company controls an interest in three separate properties located in the Nelson and Slocan districts; the Kenville Mine property, exploring under an option joint venture agreement for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones plus a 2000 meter flake graphite discovery); and the McAllister property staked for diamond potential.

Management has received and is reviewing two assessment reports on the Kenville. (1) Assessment Report on the Kenville Mine Property, Physical and Geochemical dated March 5, 2006, by Thomson Geological Consulting and the second report, (2) Assessment Report on the Kenville Mine Property, Physical and Geochemical dated October 17, 2006, by W.G. Botel, P.Eng. on behalf of the participants to the OJVA.

The Company has been advised by the participants that they believe they have completed the required expenditures of $700,000 prior to August 29, 2006. The Company has requested details of the expenditures to complete an audit to confirm the validity of the expenditures and that they qualify as exploration expenditures as per the terms and conditions of the OJVA.

The work programs on the Blu Starr property to-date have resulted in several new discoveries of potential economic importance including 15 sapphire occurrences, 11 iolite/anthophyllite occurrences, a potentially large and economic gem-grade garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The placer claims have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 10 holes totalling 500 meters to sample geophysical anomalies and bulk samples to evaluate fluvial zones targeted on two separate terraces. A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

The staked mineral claims are in good standing for various terms from August 2007 through 2011 from the work undertaken during a three year option period by Hampton Court Resources (for a 10% interest), ended April 2003. The Company owns 100% of the placer claims which require work annually to retain the rights. The Company is reviewing the upcoming work requirements for the placer claims and will hold the placer claims for at least one more year as a joint venture partner is being sourced for the Blu Starr property in its entirety.

The Company staked a number of mineral tenures known as the McAllister Pipe Property in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company's decision to focus on the Lac de Gras region of the Northwest Territories for diamond exploration in summer of 2005, the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property in January of 2006.

This resulted in a write down of $38,159 to this property during the year ended December 31, 2005. The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year.

NWT Diamond Properties

The Company in 2005 made the decision to acquire diamond exploration opportunities in the Northwest Territories of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired at September 30, 2006 are:

Fry Inlet Diamond Property: the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property. The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares) interest totalling over 37,173 hectares.

Falcon Bay Diamond Property: the Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 diamondiferous kimberlite, currently the focus of detailed exploration by Peregrine Diamonds, Southernera and others.

Fishing Lake Diamond Property: the Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT. The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs. These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the "Big Hole" target (GGL Diamond).

Group of Four Diamond Claims

On January 19, 2006 the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares within the Lac de Gras area in the Northwest Territories. The company paid a total of $12,500 and issued 1,000,000 common shares valued at $125,000. The vendors retained a 2% GORR based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter. The company may purchase 1% of the GORR by paying $1,000,000. The vendors are eligible to receive kimberlite bonus payments of 200,000 shares to a cumulative total of 2,000,000 shares for each successive kimberlite body discovered by the company on the property.

Results of operations – Nine Months Ended September 30, 2006

Anglo Swiss is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada. The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains ("KIM's") and/or kimberlite targets near known kimberlites and diamond mining operations.

Anglo Swiss has with the January 2006 acquisition of the 10,000 acre "Group of Four Claims" acquired over 170,000 acres of distinct and separate properties of merit since June of 2005. These claims are the probable source areas for unresolved KIM trains and include known diamondiferous kimberlite which warrants additional exploration.

Fugro Airborne Surveys Corp. of Mississauga, Ontario, acting as contractor for Anglo Swiss Resources conducted a survey this spring on the eastern portion of the Fry Inlet property. Multi-channel electromagnetic and high-sensitivity magnetic geophysical measurements were taken approximately every 4 meters along the survey lines. A total of 1,695 line-kilometers were flown during this survey along parallel flight lines spaced 100 meters apart.

An independent consulting geophysicist has interpreted the data on behalf of the Company and identified 112 magnetic and electro-magnetic anomalies with characteristics similar to known kimberlites in the immediate area, including the Company's LI-201 diamondiferous kimberlite.

Anglo Swiss Resources' Qualified Person, Mr. Derrick Strickland, P. Geo. has further reviewed the anomaly interpretation. Twelve of the 112 targets are considered high-priority for follow-up field work. Seven of these targets surround and include the Company's LI-201 diamondiferous kimberlite in a "cluster-like" manner. Exploration on the Fry Inlet diamond project commenced with till samples collected down-ice from the 7 targets where possible and have been submitted for analysis for kimberlite indicator minerals ("KIM's"). Confirmation of KIM's and kimberlite host rock will also assist in determining the order of the drill program.

At September 30, 2006 the Kenville property is carried at $1,437,253 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $998,902 for a total of $2,436,155. The Blu Starr and the McAllister properties are at the grass roots exploration stage and are carried at $1,359,618 and $5,651 respectively.

The acquisition of the NWT diamond properties are carried as follow as at September 30, 2006:
Fishing Lake Till Claims 1-7, $114,500; the New Shoshoni Claims, $351,485 and the PQ 1-13 claims $525,000 (collectively the Fry Inlet property), the MS Claims and Group of Four Claims at $442,964.

Cash resources at June 30, 2006 were $45,519 compared to balance of $603,369 at December 31, 2005. The Company completed a private placement on December 29, 2005 of $734,700. The Company received $160,000 in the fourth quarter of 2005 as directors exercised 1,600,000 options at $0.10 per share. Exploration expenses on the Fry Inlet property initiated in Q1 2006 and ongoing at the time of this report contributed to the decline in the cash position over the first nine months of 2006.

For the ensuing 12 month period the Company is required to expend $400,000 in exploration expenditures and make an anniversary payment of $35,000 prior to May 25, 2007 in relation to the Option Joint Venture Agreement with New Shoshoni Ventures. The Company has met the first year exploration obligations due by May 25, 2006 of $200,000 and paid the initial anniversary payment of $30,000.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss' interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss)	Basic earnings (Loss) per Share from Continued	Fully Diluted Loss per Share from Continued

			operation and Net Income (Loss)	operation and Net Income (Loss)
3rd. Quarter 2006	NIL	($197,509)	(0.00)	(0.00)
2nd. Quarter 2006	NIL	($183,836)	(0.00)	(0.00)
1st. Quarter 2006	NIL	($184,612)	(0.00)	(0.00)
4th. Quarter 2005	NIL	($201,690)	(0.00)	(0.00)
3rd. Quarter 2005	NIL	($103,409	(0.00)	(0.00)
2nd. Quarter 2005	NIL	($116,988)	(0.00)	(0.00)
1st. Quarter 2005	NIL	($60,390)	(0.00)	(0.00)
4th. Quarter 2004	NIL	($177,742)	(0.00)	(0.00)

Q3 Ended September 30, 2006

During Q3 of 2006, Anglo Swiss sustained a loss of $197,509; the loss for the similar period of 2005 was $103,409. The largest component to the increase is attributed to a non-cash charge for options granted within the quarter of $132,216 (Q3 -2005 $55,803). There was a large increase in Shareholder' Information to $13,358 during this period compared to $1,816 for Q3-2005. The Company entered into an Investor Relations consultant during this period for $3,000 per month. Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

The addition of the NWT diamond properties should provide a more balanced rate of expenditures as exploration during the winter months with the lakes freezing over to ice will facilitate exploration during this time of year as well as our traditional summer and fall programs.

The expenses (excluding non-cash charges) for the three and nine month periods ending September 30, 2006 was comparable to those of 2005 (2006 $65,293 and $212,312 and in 2005 $47,606 and $151,753 respectively) excluding the non-cash charge related to option grants; with some increases or decreases in expenditures related to the day to day business of the Company. There was an expense attributed to stock-based compensation and shareholders information as previously mentioned in the third quarter of 2006.

The Company also incurred increases in shareholder information in Q3-2006 of $13,358 and $44,240 for the nine months (2005 - $1,816 and $18,518) respectively. Professional fees for the nine month period of 2006 compared to 2005 were also increased ($31,653 and $19,203 respectively) due to the airborne geophysical survey undertaken and the geophysical analysis and interpretation of the results undertaken by independent, qualified individuals.

Liquidity

In management's view given the nature of the Company's activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company's mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely. The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $45,519 at September 30, 2006 the Company has a working capital deficiency of $356,186. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of $400,000 from the New Shoshoni Option and Joint Venture Agreement due May 25, 2007 and a cash payment of $35,000. The Company also made additional cash payments due in 2006 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At September 30, 2006 Anglo Swiss had paid up capital of $13,341,707, representing 68,402,688 common shares without par value, and a deficit of $9,528,112 resulting in a shareholder's equity (or net assets) of $4,897,987 (December 31, 2005 - $4,985,299). Anglo Swiss has a working capital deficiency of $356,186 at September 30, 2006.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

On December 29, 2005, the company closed a private placement for 1,224,500 units at $0.60/unit for gross proceeds of $734,700. Each unit comprises one non flow-through common share (1,224,500 shares), five flow-through common shares (6,122,500 shares) and one share purchase warrant, entitling the holder to purchase an additional common share for $0.22 for a two-year period expiring on December 29, 2007. There were 7,447,000 common shares issued as part of this private placement which included 100,000 shares paid as share issue costs.

The Company also received $160,000 from directors optioning 1,600,000 shares in Q4 2005.

The Company has at September 30, 2006 – 10,475,000 options granted at $0.10 to $0.12 per share to directors, officers and consultants that expire at various dates from February 2007 to May 25, 2011. At September 30, 2006 there were 5,422,917 options exercisable. The Company granted additional options in July 2006, please refer to subsequent events of the financial statements. None of these options were exercisable at the time of this report.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss' general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for September 30, 2006 and the audited year end statements at December 31, 2005; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss' authorized capital is 500,000,000 common shares without par value. As at September 30, 2006 there are 68,402,688 common shares issued and outstanding. As at September 30, 2006 the following options and share purchase warrants are outstanding:

Options Outstanding	Number of Shares	Weighted Average Exercise Price
Options outstanding - January 1, 2006	10,475,000	$0.11
Granted	500,000	$0.12
	525,000	$0.10
Cancelled	(1,000,000)	$0.10
Options outstanding – June 30, 2006	10,500,000	$0.11
Options exercisable – June 30, 2006	4,454,167	$0.10

| Warrants Outstanding | 1,224,500 | $0.22 | Dec. 29, 2007 |

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Transaction with Related Parties

Anglo Swiss has accrued liabilities of $268,051 at September 30, 2006 consisting of $128,197 due to directors of the Company ($153,156 – Q3 2005); and a payable of $139,854 (Q2-2005 - $139,854) to a law firm in which an officer is a partner of the firm. The Company incurred consulting fees of $45,000 through the nine months of 2006, (2005 - $45,000).

Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Subsequent Events to September 30, 2006

Effective October 16, 2006 the Company entered into a two year lease for new corporate offices expiring October 15, 2008. The balance due in 2006 is $2,750; !3,200 in 2007 and $10,450 in 2008.

The new address is: Suite 309 – 837 West Hastings Street, Vancouver, B.C., V6C 3N6. All other contact numbers remain the same.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada. Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED August 27, 2006
"LEN DANARD"
Len Danard, President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leonard Danard, President and Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the interim period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings; and

4. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP.

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: December 1, 2006

Signed: *"Len Danard"*
Leonard Danard, President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Chris Robbins, Vice President and Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

6. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the interim period ended September 30, 2006;

7. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

8. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings; and

9. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP.

10. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: December 1, 2006

Signed: *"Chris Robbins"*
Chris Robbins
Vice President & Chief Financial Officer